





# PRESS RELEASE

**Contact:** Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

## Wolters Kluwer Appoints Robert Becker as President and CEO Wolters Kluwer Health; and Stacey Caywood as President and CEO Wolters Kluwer Law & Business (U.S.)

**Amsterdam (October 31, 2008) - Wolters Kluwer, a market leading global information services and publishing company focused on professionals, today announced the appointment of Robert Becker to the position of President and CEO Wolters Kluwer Health effective November 1, 2008. Mr. Becker is currently CEO of Wolters Kluwer Law & Business. Stacey Caywood will be appointed President and CEO of Wolters Kluwer Law & Business (U.S.).**

Mr. Becker (U.S.,1954) has extensive experience in the information industry and a track record of successful performance at Wolters Kluwer Law & Business, a unit of the Tax, Accounting & Legal division.

According to Nancy McKinstry, CEO and Chairman of the Executive Board of Wolters Kluwer, "Bob brings strong leadership skills and a track record of successful execution to this new role. Bob joined the company in 2003, and under his leadership the Law & Business unit has transformed from a traditional publisher to a world-class content and solutions provider. Our Health business today will greatly benefit from his capacities and experience in the industry."

Ms. McKinstry continued, "Our Health business has leading brands, deep content, advanced platforms and enormous growth potential, particularly as digital record keeping and information sharing gain greater acceptance in healthcare delivery. We have exceptional opportunities ahead of us. I believe Bob will do an excellent job of translating them into profitable growth at Wolters Kluwer Health."

Mr. Becker has been global CEO of Wolters Kluwer Law & Business since July 2003. Prior to joining Wolters Kluwer, he was CEO of Jupiter-MediaMetrix. His rich leadership experience in the global media and information services industry includes 13 years at the Thomson Corporation. Mr. Becker also ran a technology-based Internet start-up firm and spent nine years with PriceWaterhouse. Mr. Becker holds a Bachelor of Science in Accounting and Finance from the Marquette University and a MBA from the University of Connecticut. He will begin as CEO of Wolters Kluwer Health on November 1, 2008, and will report to Ms. McKinstry.

Ms. Caywood (U.S.,1963), currently Vice President of the Legal Professional Group, will be President and CEO of Wolters Kluwer Law & Business (U.S.). Ms. Caywood will report for the interim period to Ms. McKinstry. A new global CEO for Wolters Kluwer Law & Business will be appointed in the future. The U.K.-based Law & Business unit will, for the interim period, report to Mr. Kevin Robert, CEO of Wolters Kluwer Tax and Accounting.

Ms. Caywood is a seasoned leader with a 16-year track record of success at CCH and Wolters Kluwer where she has led strategic planning, publishing, sales, marketing, and new product development. As head of the Legal Professional Group, part of Wolters Kluwer Law & Business, she achieved strong growth as the unit extended its integrated online libraries into specialty areas such as securities law and integrated workflow tools. Ms. Caywood earned a MBA from Northwestern University, J.L. Kellogg School of Management, Chicago, and holds a Bachelor's degree from Tufts University, Medford, Mass.

"In her new role, Stacey will lead our U.S. Wolters Kluwer Law & Business operations in continuing to drive innovation to our legal customers," Ms. McKinstry said. "I am pleased we were able to fulfill both leadership positions from our strong management bench."



**About Wolters Kluwer**
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

**About Wolters Kluwer Health**
Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information and business intelligence for students, professionals and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons®; electronic information providers, such as Ovid, Medi-Span® and ProVation®; and pharmaceutical information providers such as Adis International and Source®. Wolters Kluwer Health has annual revenues (2007) of $1,044 million (€761 million) and employs approximately 2,700 employees globally. For more information, visit www.wkhealth.com.

***Forward-looking Statements***
*This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.*



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